Exhibit 99.1

C O N S O L I D A T E D   F I N A N C I A L    S T A T E M E N T S

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003;

Statements of Consolidated Operations for the three and nine months ended September 30, 2004 and twelve and thirty-six weeks ended September 13, 2003;

Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 and thirty-six weeks ended September 13, 2003.

CONSOLIDATED BALANCE SHEETS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	September 30, 2004	December 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$11,275	$49,879
Accounts receivable, net	23,023	343,231
Accounts receivable from parent and affiliate	396,744	—
Prepaid expenses and other	65,761	34,388

Total current assets	496,803	427,498

Property and Equipment:
Cost	885,355	824,747
Less – accumulated depreciation	54,499	3,285

Net property and equipment	830,856	821,462

Goodwill	603,553	596,845
Intangibles, net	461,645	460,372
Other assets	26,917	32,314

Total assets	$2,419,774	$2,338,491

Liabilities and Parent Company Investment
Current Liabilities:
Accounts payable	$122,058	$118,701
Advances payable to parent	—	56,067
Wages, vacations and employees’ benefits	251,784	186,400
Other current and accrued liabilities	119,737	88,653

Total current liabilities	493,579	449,821

Other Liabilities:
Long-term debt	245,250	248,895
Deferred income taxes, net	204,370	213,689
Accrued pension and postretirement	193,668	210,596
Claims and other liabilities	125,872	123,725

Total other liabilities	769,160	796,905

Parent Company Investment:
Capital surplus	1,098,292	1,097,221
Retained earnings	58,301	(4,558)
Accumulated other comprehensive loss	442	(898)

Total parent company investment	1,157,035	1,091,765

Total liabilities and parent company investment	$2,419,774	$2,338,491

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Three Months Ended September 30, 2004	Twelve Weeks Ended September 13, 2003
Operating Revenue	$883,040	$751,594

Operating Expenses:
Salaries, wages and employees’ benefits	548,746	477,174
Operating expenses and supplies	122,912	122,412
Operating taxes and licenses	19,676	18,515
Claims and insurance	15,430	15,133
Depreciation and amortization	20,488	16,658
Purchased transportation	90,704	77,246
Losses (gains) on property disposals, net	380	(5,068)
Acquisition expenses	—	24,337

Total operating expenses	818,336	746,407

Operating Income	64,704	5,187

Nonoperating (Income) Expenses:
Interest expense	3,522	4,735
Other	11,173	1,544

Nonoperating expenses, net	14,695	6,279

Income (Loss) From Continuing Operations Before Income Taxes	50,009	(1,092)
Income tax provision	19,489	2,309

Income (Loss) From Continuing Operations	30,520	(3,401)
Loss from discontinued operations	—	—

Net Income (Loss)	$30,520	$(3,401)

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30, 2004	Thirty-six Weeks Ended September 13, 2003
Operating Revenue	$2,488,797	$2,247,192

Operating Expenses:
Salaries, wages and employees’ benefits	1,552,820	1,420,832
Operating expenses and supplies	376,162	382,846
Operating taxes and licenses	60,691	57,069
Claims and insurance	44,552	44,774
Depreciation and amortization	59,926	50,827
Purchased transportation	259,562	227,755
Losses (gains) on property disposals, net	194	(4,227)
Acquisition expenses	—	24,337

Total operating expenses	2,353,907	2,204,213

Operating Income	134,890	42,979

Nonoperating (Income) Expenses:
Interest expense	10,523	14,616
Other	21,368	4,501

Nonoperating expenses, net	31,891	19,117

Income From Continuing Operations Before Income Taxes	102,999	23,862
Income tax provision	40,139	12,790

Income From Continuing Operations	62,860	11,072
Loss from discontinued operations	—	(155)

Net Income	$62,860	$10,917

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30, 2004	Thirty-six Weeks Ended September 13, 2003
Operating Activities:
Net income	$62,860	$11,072
Noncash items included in net income:
Depreciation and amortization	59,926	53,226
Losses (gains) on property disposals, net	194	(4,227)
Deferred income tax provision, net	(6,482)	(2,692)
Changes in assets and liabilities, net:
Accounts receivable	320,208	(11,462)
Accounts payable	(26,492)	27,417
Other working capital items	55,188	(59,933)
Claims and other	2,064	4,838
Other, net	1,516	36,314

Net cash from operating activities	468,982	54,553

Investing Activities:
Acquisition of property and equipment	(64,644)	(37,427)
Proceeds from disposal of property and equipment	9,868	9,516
Business disposal	—	47,430

Net cash provided by (used in) investing activities	(54,776)	19,519

Financing Activities:
Treasury stock activity, net	—	6,724
Dividends paid	—	(2,941)
Repayment of long-term debt	—	(51,851)
Advances payable to parent, net	(452,810)	—

Net cash used in financing activities	(452,810)	(48,068)

Net Increase (Decrease) In Cash and Cash Equivalents From Continuing Operations	(38,604)	26,004
Net Decrease In Cash and Cash Equivalents From Discontinued Operations	—	(39)

Cash and Cash Equivalents, Beginning of Period	49,879	106,929

Cash and Cash Equivalents, End of Period	$11,275	$132,894

The accompanying notes are an integral part of these statements.

Refer to Note 2 for the difference in accounting policies between the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Unaudited)

1.	Description of Business

Roadway LLC (also referred to as “Roadway,” the “Company,” “we” or “our”) is a holding company with two primary segments, Roadway Express, Inc. and Roadway Next Day Corporation. The segments are described as follows:

•	Roadway Express, Inc. (“Roadway Express”) is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada.

•	Roadway Next Day Corporation is a holding company focused on business opportunities in the regional and next-day delivery lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. (“New Penn”), which provides regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation (“Yellow Roadway”). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion.

2.	Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway LLC and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In management’s opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included as Exhibit 99.2 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway LLC adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003, for the Statements of Consolidated Operations for the three and nine months ended September 30, 2004, and for the Statement of Consolidated Cash Flows for the nine months ended September 30, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. For accounting policies related to the Statements of Consolidated Operations for the twelve and thirty-six weeks ended September 13, 2003 and the Statement of Consolidated Cash Flows for the thirty-six weeks ended September 13, 2003 and related notes to financial statements, please refer to the Roadway Corporation financial statements and related notes at December 11, 2003, filed as Exhibit 99.1 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.	Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill attributable to our operating segments with goodwill balances and changes therein:

(in thousands)	December 31, 2003	Purchase Accounting Reclasses/Other	September 30, 2004
Roadway Express	$474,513	$70,085	$544,598
New Penn	122,332	(63,377)	58,955

Goodwill	$596,845	$6,708	$603,553

As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheets was preliminary and subject to refinement. During the nine months ended September 30, 2004, an independent asset valuation was received and certain reallocations were made related to tangible and intangible assets. In addition, the fair value of certain post-employment benefit obligations was determined by an actuary. The purchase price allocation has been modified to reflect the results of these analyses. These changes did not have an impact on our consolidated results of operations.

As of September 30, 2004, refinements to the purchase price allocation are substantially complete. Additional changes during the fourth quarter of 2004, if any, are not expected to have an impact on our consolidated results of operations.

The components of amortizable intangible assets are as follows:

	Weighted Average Life (years)	September 30, 2004		December 31, 2003
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	17	$110,000	$5,329	$111,800	$356
Technology based	3	16,000	4,116	16,000	273

Intangible assets		$126,000	$9,445	$127,800	$629

Total marketing related intangible assets with indefinite lives were $345.1 million at September 30, 2004 and $333.2 million at December 31, 2003. These intangible assets are not subject to amortization. The change between periods related to a reclassification arising from modifications to the purchase price allocation, as discussed above, and foreign currency translation adjustments.

4.	Restructuring Costs

In connection with the acquisition of Roadway Corporation by Yellow Corporation, we incurred $13.4 million of restructuring costs as a result of severance (administrative, sales and operations personnel) and relocation of workforce and contract terminations. We have recognized such costs as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $12.2 million of employee termination (including wages, health benefits and outplacement services) for approximately 800 employees and related relocation costs and $1.2 million for contract terminations. All of these restructuring items will have been effectuated within one year of the acquisition date in accordance with purchase accounting requirements. During the nine months ended September 30, 2004, we paid $5.6 million of restructuring costs resulting in an $7.8 million accrued liability at September 30, 2004.

5.	Employee Benefits

Components of Net Periodic Pension Cost

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (“SFAS”) No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132R”). SFAS No. 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost for the three and nine months ended September 30, 2004 and the twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2003
Service cost	$5,412	$4,704	$16,236	$14,112
Interest cost	7,360	6,285	22,080	18,855
Expected return on plan assets	(6,195)	(5,059)	(18,585)	(15,177)
Amortization of net transition obligation	—	(330)	—	(990)
Amortization of prior service cost	—	1,298	—	3,894
Amortization of net loss	16	32	48	96

Net periodic pension cost	$6,593	$6,930	$19,779	$20,790

The following table sets forth the components of our other postretirement costs for the three and nine months ended September 30, 2004 and the twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2003
Service cost	$141	$466	$856	$1,398
Interest cost	234	788	1,469	2,364
Amortization of prior service cost	—	(445)	—	(1,335)
Amortization of net loss	—	134	—	402

Total other postretirement cost	$375	$943	$2,325	$2,829

Employer Contributions

We made a $20 million contribution to our defined benefit pension plan on September 15, 2004.

6.	Related Party Transactions

Yellow Roadway maintains an asset backed securitization (“ABS”) facility that involves receivables of Yellow Transportation and Roadway Express. The ABS facility is operated by Yellow Roadway Receivables Funding Corporation (“YRRFC”), a special purpose entity wholly owned by Yellow Roadway. As the receivables of Roadway Express are transferred to YRRFC, the accompanying balance sheet at September 30, 2004 reflects these amounts as accounts receivable from affiliate, net of certain financing costs.

7.	Business Segments

Roadway reports financial and descriptive information about its reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. We manage the segments separately because each requires different operating, marketing and technology strategies. We evaluate performance primarily on adjusted operating income and return on capital.

Roadway has two reportable segments, which are strategic business units that offer complementary transportation services to their customers. Roadway Express is a unionized carrier that provides comprehensive regional, national and international transportation services. New Penn is also a unionized carrier that focuses on business opportunities in the regional and next-day delivery lanes.

The accounting policies of the segments are the same as those described in Exhibit 99.2 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. Yellow Roadway charges management fees and other corporate services to its segments based on the direct benefits received or as a percentage of revenue. Roadway LLC identifiable assets primarily refer to cash, cash equivalents and miscellaneous investments.

The following table summarizes our operations by business segment:

(in thousands)	Roadway Express	New Penn	Roadway LLC/ Eliminations	Consolidated
As of September 30, 2004
Identifiable assets	$2,137,195	$247,818	$34,761	$2,419,774

As of December 31, 2003
Identifiable assets	2,002,421	340,713	(4,643)	2,338,491

Three months ended September 30, 2004
External revenue	812,360	70,680	—	883,040
Operating income	52,097	10,284	2,323	64,704
Adjustments to operating income(a)	341	39	—	380
Adjusted operating income	52,438	10,323	2,323	65,084

Nine months ended September 30, 2004
External revenue	2,297,700	191,102	(5)	2,488,797
Operating income	103,494	25,229	6,167	134,890
Adjustments to operating income(a)	202	(8)	—	194
Adjusted operating income	103,696	25,221	6,167	135,084

Twelve weeks ended September 13, 2003
External revenue	700,668	50,926	—	751,594
Operating income	557	4,630	—	5,187
Adjustments to operating income(a)	18,305	964	—	19,269
Adjusted operating income	18,862	5,594	—	24,456

Thirty-six weeks ended September 13, 2003
External revenue	2,097,068	150,124	—	2,247,192
Operating income	30,108	12,871	—	42,979
Adjustments to operating income(a)	19,086	1,024	—	20,110
Adjusted operating income	49,194	13,895	—	63,089

(a)	Management excludes these items when evaluating operating income and segment performance to better evaluate the results of our core operations. In the periods presented, adjustments consisted of property gains and losses and compensation and other expenses related to the acquisition.

8.	Comprehensive Income

Our comprehensive income for the periods presented includes net income and foreign currency translation adjustments. Comprehensive income for the three months ended September 30, 2004 and twelve weeks ended September 13, 2003 follows:

(in thousands)	September 30, 2004	September 13, 2003
Net income (loss)	$30,520	$(3,401)
Changes in foreign currency translation adjustments	(2,169)	(707)

Comprehensive income	$28,351	$(4,108)

Comprehensive income for the nine months ended September 30, 2004 and thirty-six weeks ended September 13, 2003 follows:

(in thousands)	September 30, 2004	September 13, 2003
Net income	$62,860	$10,917
Changes in foreign currency translation adjustments	(1,340)	5,195

Comprehensive income	$61,520	$16,112

9.	Rental Expenses

Roadway incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “operating expenses and supplies” on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three and nine months ended September 30, 2004 and the twelve and thirty-six weeks ended September 13, 2003:

(in thousands)	Three Months ended September 30, 2004	Twelve Weeks ended September 13, 2003	Nine Months ended September 30, 2004	Thirty-six Weeks ended September 13, 2004
Rental expense	$13,805	$12,539	$40,536	$37,823

10.	Multi-Employer Pension Plans

Roadway Express and New Penn contribute to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 77 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the “Central States Plan”) provides retirement benefits to approximately 53 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of the multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express and New Penn have no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Express and New Penn each have collective bargaining agreements with their unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including the Central States Plan, fails to meet minimum funding requirements and the trustees of such a plan are unable to obtain a waiver of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and contributions in excess of our contractually agreed upon rates could be required to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway LLC.

11.	Guarantees of the Senior Notes Due 2008

Roadway LLC, the primary obligor of the senior notes due 2008, and its following wholly owned subsidiaries issued guarantees in favor of the holders of the notes: Roadway Next Day Corporation, New Penn Motor Express, Inc., Roadway Express, Inc., Roadway Reverse Logistics, Inc. and Roadway Express International, Inc. In addition, Yellow Roadway Corporation issued a guarantee in favor of the holders of the notes. Each of the guarantees is full and unconditional and joint and several.

The summarized consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of Roadway LLC or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents summarized condensed consolidating financial information of Roadway LLC and its subsidiaries as of September 30, 2004 and December 31, 2003 with respect to the financial position, for the three and nine months ended September 30, 2004 and twelve and thirty-six weeks ended September 13, 2003 for results of operations, and for the nine months ended September 30, 2004 and twenty-four weeks ended September 13, 2003 for the statements of cash flows. The primary obligor column presents the financial information of Roadway LLC. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the senior notes due 2008 with the exception of Yellow Roadway, the holding company. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws, Yellow Roadway Receivables Funding Corporation and Roadway Funding, Inc., the special-purpose entities that are or were associated with our asset backed securitization agreements.

Condensed Consolidating Balance Sheets

September 30, 2004 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$7	$4	$—	$11
Accounts receivable, net	—	3	20	—	23
Accounts receivable (payable) from parent and affiliate	729	391	(4)	(719)	397
Prepaid expenses and other	—	65	1	—	66

Total current assets	729	466	21	(719)	497
Property and equipment	—	864	21	—	885
Less – accumulated depreciation	—	(52)	(2)	—	(54)

Net property and equipment	—	812	19	—	831
Investment in subsidiaries	639	52	—	(691)	—
Goodwill, intangibles and other assets	20	1,037	35	—	1,092

Total assets	$1,388	$2,367	$75	$(1,410)	$2,420

Accounts payable	$—	$112	$10	$—	$122
Wages, vacations and employees’ benefits	—	248	4	—	252
Other current and accrued liabilities	(11)	129	2	—	120

Total current liabilities	(11)	489	16	—	494
Due to affiliate	7	711	1	(719)	—
Long-term debt	245	—	—	—	245
Deferred income taxes, net	(10)	208	6	—	204
Claims and other liabilities	—	320	—	—	320
Parent company investment	1,157	639	52	(691)	1,157

Total liabilities and parent company investment	$1,388	$2,367	$75	$(1,410)	$2,420

December 31, 2003 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$44	$6	$—	$50
Accounts receivable, net	—	326	17	—	343
Intercompany advances receivable	38	56	103	(197)	—
Prepaid expenses and other	—	34	—	—	34

Total current assets	38	460	126	(197)	427
Property and equipment	—	811	13	—	824
Less – accumulated depreciation	—	3	—	—	3

Net property and equipment	—	808	13	—	821
Investment in subsidiaries	593	29	—	(622)	—
Receivable from affiliate	650	—	—	(650)	—
Goodwill, intangibles and other assets	21	1,034	35	—	1,090

Total assets	$1,302	$2,331	$174	$(1,469)	$2,338

Accounts payable	$1	$111	$7	$—	$119
Intercompany advances payable	—	127	126	(197)	56
Wages, vacations and employees’ benefits	1	182	3	—	186
Other current and accrued liabilities	(31)	118	2	—	89

Total current liabilities	(29)	538	138	(197)	450
Due to affiliate	—	650	—	(650)	—
Long-term debt	249	—	—	—	249
Deferred income taxes, net	(11)	218	7	—	214
Claims and other liabilities	1	333	—	—	334
Parent company investment	1,092	592	29	(622)	1,091

Total liabilities and parent company investment	$1,302	$2,331	$174	$(1,469)	$2,338

Condensed Consolidating Statements of Operations

For the three months ended September 30, 2004 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$848	$36	$(1)	$883

Operating expenses:
Salaries, wages and employees’ benefits	—	538	11	—	549
Operating expenses and supplies	—	116	8	(1)	123
Operating taxes and licenses	—	19	1	—	20
Claims and insurance	—	15	—	—	15
Depreciation and amortization	—	20	—	—	20
Purchased transportation	—	79	12	—	91
Losses (gains) on property disposals, net	—	—	—	—	—

Total operating expenses	—	787	32	(1)	818

Operating income (loss)	—	61	4	—	65

Nonoperating (income) expenses:
Interest expense	3	13	1	(13)	4
Other, net	(13)	10	1	13	11

Nonoperating (income) expenses, net	(10)	23	2	—	15

Income (loss) before income taxes	10	38	2	—	50
Income tax provision	4	15	—	—	19
Subsidiary earnings	31	2	—	(33)	—

Net income (loss)	$37	$25	$2	$(33)	$31

For the twelve weeks ended September 13, 2003 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$722	$30	$(1)	$751

Operating expenses:
Salaries, wages and employees’ benefits	2	465	10	—	477
Operating expenses and supplies	(2)	120	6	(1)	123
Operating taxes and licenses	—	17	1	—	18
Claims and insurance	—	15	—	—	15
Depreciation and amortization	—	15	1	—	16
Purchased transportation	—	69	9	—	78
Losses on property disposals, net	—	(5)	—	—	(5)
Acquisition expense	—	24	—	—	24

Total operating expenses	—	720	27	(1)	746

Operating income (loss)	—	2	3	—	5

Nonoperating (income) expenses:
Interest expense	1	5	(1)	—	5
Other, net	—	—	1	—	1

Nonoperating (income) expenses, net	1	5	—	—	6

Income (loss) before income taxes	(1)	(3)	3	—	(1)
Income tax provision	—	1	1	—	2
Subsidiary earnings	(2)	2	—	—	—

Net income (loss)	$(3)	$(2)	$2	$—	$(3)

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2004 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$2,383	$107	$(1)	$2,489

Operating expenses:
Salaries, wages and employees’ benefits	—	1,519	34	—	1,553
Operating expenses and supplies	—	357	20	(1)	376
Operating taxes and licenses	—	59	2	—	61
Claims and insurance	—	44	—	—	44
Depreciation and amortization	—	58	2	—	60
Purchased transportation	—	225	35	—	260
Losses (gains) on property disposals, net	—	—	—	—	—

Total operating expenses	—	2,262	93	(1)	2,354

Operating income (loss)	—	121	14	—	135

Nonoperating (income) expenses:
Interest expense	10	40	1	(40)	11
Other, net	(40)	18	3	40	21

Nonoperating (income) expenses, net	(30)	58	4	—	32

Income (loss) before income taxes	30	63	10	—	103
Income tax provision	11	27	2	—	40
Subsidiary earnings	44	8	—	(52)	—

Net income (loss)	$63	$44	$8	$(52)	$63

For the thirty-six weeks ended September 13, 2003 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$2,157	$91	$(1)	$2,247

Operating expenses:
Salaries, wages and employees’ benefits	6	1,385	30	—	1,421
Operating expenses and supplies	(6)	370	20	(1)	383
Operating taxes and licenses	—	55	2	—	57
Claims and insurance	—	44	1	—	45
Depreciation and amortization	—	48	2	—	50
Purchased transportation	—	201	27	—	228
Losses on property disposals, net	—	(4)	—	—	(4)
Acquisition expenses	—	24	—	—	24

Total operating expenses	—	2,123	82	(1)	2,204

Operating income (loss)	—	34	9	—	43

Nonoperating (income) expenses:
Interest expense	1	15	(1)	—	15
Other, net	—	4	—	—	4

Nonoperating (income) expenses, net	1	19	(1)	—	19

Income (loss) before income taxes	(1)	15	10	—	24
Income tax provision	—	9	4	—	13
Subsidiary earnings	12	6	—	(18)	—

Net income (loss)	$11	$12	$6	$(18)	$11

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2004 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash from operating activities	$34	$9	$426	$—	$469

Investing activities:
Acquisition of property and equipment	—	(2)	(63)	—	(65)
Proceeds from disposal of property and equipment	—	—	10	—	10

Net cash used in investing activities	—	(2)	(53)	—	(55)

Financing activities:
Intercompany advances / repayments	(34)	(9)	(410)	—	(453)

Net cash used in financing activities	(34)	(9)	(410)	—	(453)

Net decrease in cash and cash equivalents	—	(2)	(37)	—	(39)
Cash and cash equivalents, beginning of period	—	6	44	—	50

Cash and cash equivalents, end of period	$—	$4	$7	$—	$11

For the thirty-six weeks ended September 13, 2003 (in thousands)	Primary Obligor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash from (used in) operating activities	$(21)	$74	$1	$—	$54

Investing activities:
Acquisition of property and equipment	—	(35)	(2)	—	(37)
Proceeds from disposal of property and equipment	—	10	—	—	10
Business disposal	47	—	—	—	47

Net cash provided by (used in) investing activities	47	(25)	(2)	—	20

Financing activities:
Repayment of long-term debt	(52)	—	—	—	(52)
Treasury stock purchases	7	—	—	—	7
Dividends paid	(3)	—	—	—	(3)
Intercompany advances / repayments	57	(57)	—	—	—

Net cash used in financing activities	9	(57)	—	—	(48)

Net increase (decrease) in cash and cash equivalents	35	(8)	(1)	—	26
Cash and cash equivalents, beginning of period	12	88	7	—	107

Cash and cash equivalents, end of period	$47	$80	$6	$—	$133